Exhibit 99.1

NICE CXone Achieves Perfect Vendor Satisfaction Scores Across 15 Categories in
DMG Consulting Report

Receiving top satisfaction ratings, NICE CXone recognized for innovation and current product in cloud-based contact center infrastructure report

Hoboken, N.J., November 1, 2021 – NICE (Nasdaq: NICE) today announced that CXone has received perfect 5.0 scores in 15 customer satisfaction categories across DMG Consulting’s 2021-2022 Cloud-Based Contact Center Infrastructure Product and Market Report. CXone was recognized for innovation and the current product, among others, in the report which evaluates the business, market and technological trends that are shaping the cloud-based contact center infrastructure segment. For a complimentary copy of the report, click here.

The categories in which NICE CXone received top scores are product, system upgrades, innovation, vendor communication, product pricing, omnichannel inbound (voice and digital routing, queuing and handling), omnichannel outbound and campaign management, IVR/IVA self-service, supervisor interface, remote/work-at-home agent and supervisor capabilities, system administration/provisioning and license management, system scalability, business continuity/disaster recovery, ease of integration with third-party applications and surveying/voice of the customer capabilities.

“We believe being named a leader across key areas of customer satisfaction is no accident,” said Paul Jarman, NICE CXone CEO. “It’s a direct result of our commitment to collaborating with our customers across their digital transformation journeys and consistently offering innovative technology that drives exceptional experiences for customers and employees. We thank our customers for their continued support and for demonstrating our dedication in this report.”

Businesses of all sizes are increasingly turning to NICE CXone to transform their customers’ experiences based on NICE CXone’s proven scalability, reliability, flexibility and security. Digitally transforming with the cloud enables businesses to leverage technological advances like AI-powered chatbots and agent next-best-actions, changing the way customers engage with companies by providing anytime, anywhere and anyplace conveniences.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.